UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    May 31, 2022

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders

Business Report for the 20th Fiscal Year

April 1, 2021 to March 31, 2022

Sumitomo Mitsui Financial Group, Inc.

(Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 20th Fiscal Year

(April 1, 2021 to March 31, 2022)

1.  Matters Regarding the Current Condition of the Company

(1)	Business Progress and Results of the Group

Economic and Financial Environment

During fiscal 2021 (fiscal year ended March 31, 2022), the global economy was generally on a recovery track as the impact of the 2019 novel coronavirus disease (COVID-19) gradually eased. However, the pace of recovery was moderate due to the restraint of economic activities caused by the successive re-spread of infection, supply side restraints such as labor shortages and supply chain disruption, and high inflation due to factors including rising resource prices. In particular, from February 2022, Russia’s aggression against Ukraine and the resulting sanctions against Russia by various countries have intensified downward pressure on the global economy. As for the Japanese economy, although COVID-19 continued to be a drag on growth, the economy as a whole showed a sign of recovery. Exports and industrial production increased moderately, despite the lingering effects of supply side restraints on automobile components and other products, and capital investment continued to recover, particularly in the manufacturing sector, as corporate earnings and business sentiment continued to improve overall. On the other hand, due to repeated activity restrictions taken as a countermeasure against the spread of COVID-19, personal consumption, especially service consumption, continued to remain stagnant.

In the Japanese financial and capital markets, short-term interest rates hovered around minus 0.03%, led by the Bank of Japan (BOJ)’s Quantitative and Qualitative Monetary Easing with Yield Curve Control. Long-term interest rates, after remaining low in the first half of the fiscal year, temporarily rose to the 0.25% level in March 2022 with the expectation that the normalization of monetary policy in the U.S. would be accelerated, but fell to 0.21% at the end of the fiscal year due to the BOJ’s measures to prevent interest rate hikes. In the areas of foreign exchange, since last fall, the yen has been depreciating against the U.S. dollar, reflecting the difference in monetary policy between Japan and the U.S. and other factors, and temporarily weakened to the level of 125 yen per dollar in March of this year. The Nikkei Stock Average rose to the level of 30,000 yen until last fall due to expectations of a decrease in numbers of new infections, easing of activity restrictions, and additional economic stimulus. However, due to the uncertainty surrounding the situation in Russia and Ukraine, it temporarily fell below 25,000 yen in March 2022. The price then returned to the upper 27,000 yen level toward the end of the fiscal year.

Regarding financial-related laws and regulations, in June last year, the Cabinet Office Ordinance Partially Amending the Cabinet Office Ordinance on Financial Instruments Business and the Cabinet Office Ordinance on Financial Service Intermediaries, which revises the regulations on information transfer concerning non-disclosure information of foreign corporate clients (the so-called “firewall regulations for banks and securities companies”), came into effect. In November last year, the Act Partially Amending the Banking Act, etc. for the Purpose of Strengthening and Securing the Stability of Financial Services in Response to Changes in Socioeconomic Conditions Caused by COVID-19, etc. was enacted with the aim of easing regulations, etc., to boost the financial sector’s initiatives for digitalization.

Business Progress and Results

Under these economic and financial circumstances, Sumitomo Mitsui Financial Group, Inc. (hereinafter, “the Company”) and its subsidiaries (hereinafter, collectively with the Company, “the Group”), conducting mainly commercial banking and other financial services, including leasing, securities, and consumer finance, have been working hard to provide financial services smoothly and promote further digitalization and cashless operations to fulfill its social mission as a financial infrastructure which are needed for maintaining social functions, despite the enormous impact on customers and society caused by the spread of COVID-19.

In addition, the Group has been working under its Medium-Term Management Plan for the three-year period from fiscal 2020 to fiscal 2022 to realize the vision of “Becoming a highly trusted global solution provider committed to the growth of our customers and advancement of society.”

The Group defined fiscal 2021, the second year of the Medium-Term Management Plan, as “a year to achieve strong profit growth and take steady steps toward the final year of the plan,” and we have accelerated various measures based on the three core policies set forth in the Medium-Term Management Plan, aiming for sustainable growth and further enhancement of corporate value.

<Business Strategy>

With the aim of improving the profitability and efficiency of the main businesses and expanding the revenue base, the Group has focused on the following seven key strategies, prioritizing thoroughly the allocation of resources to businesses, working to fundamentally reform the Group’s business model and cost structure, steadily making investments for the future, and thus striving to capture new growth opportunities and create added value including non-financial business.

(Note 1)

CIB stands for Corporate and Investment Banking, a business model for corporate customers in which commercial banking business such as deposits and loans, and investment banking business such as fund raising in capital markets and M&A advisory are developed together.

Specifically, the following initiatives were advanced in the Retail, Wholesale, Global, and Global Markets Business Units.

(a) Retail Business Unit

The Retail Business Unit engages mainly in business aimed at retail customers.

In the wealth management business, in order to further improve profitability, the Retail Business Unit assigned personnel seconded from SMBC Nikko Securities Inc. to the newly established Securities Sales Department at Sumitomo Mitsui Banking Corporation, thereby made Group-wide efforts to strengthen its response to high-net-worth individuals. In addition, with regard to the payment business, Sumitomo Mitsui Card Company, Limited worked to develop merchants for its comprehensive payment platform for businesses, “stera,” and began handling credit cards that do not have card information printed on the face of the card, thereby further enhancing cashless services by providing a safe and highly convenient means of settlement. In the consumer finance business, SMBC Consumer Finance Co., Ltd. further improved its customer service by utilizing an interactive automatic response system based on AI technology, and Sumitomo Mitsui Banking Corporation promoted digitalization by enabling customers to complete a series of procedures related to bank card loans on its website, thereby expanding its market share and improving profitability as a whole Group.

(b) Wholesale Business Unit

The Wholesale Business Unit engages in business mainly aimed at corporate clients in Japan.

In light of the impact of COVID-19 on business operations, and amid the emergence of customer needs for business restructuring, capital injection, and corporate revitalization, Sumitomo Mitsui Banking Corporation strengthened its response to increasingly large-scale global M&A and other transactions, while also promoting the provision of solutions tailored to customer needs, including the establishment of the Specialized Finance Department, which handles hybrid and restructuring finance. In addition, we developed a structure to provide multilayer solutions on a group basis including digital services, and we expanded the services of “PlariTown,” a digital service platform, to meet the growing needs of our customers, especially large corporations, for DI/DX (Note 2) solutions that not only improve operational efficiency, but also develop new businesses and transform existing businesses. In addition, Sumitomo Mitsui Banking Corporation, in order to meet rapidly growing customer needs for sustainability initiatives, worked to strengthen its ability to provide solutions, including non-financial services, by developing “Sustana,” a cloud service that visualizes corporate greenhouse gas emissions.

(Note 2)

“Digital innovation” and “Digital transformation,” which refer to the use of data and digital technology to transform not only one’s products, services, and business models, but also one’s organization and corporate culture, in order to respond to changes in the business environment.

(c) Global Business Unit

The Global Business Unit engages in business aimed at Japanese and non-Japanese corporate clients and financial institutions operating business overseas, and foreign corporate clients operating inside Japan.

To further strengthen our competitiveness, we concluded a strategic capital and business alliance agreement with Jefferies Group LLC, a U.S. general securities firm, and its parent company, with the aim of further refining the CIB business for overseas customers. In addition, under our “Multi-franchise strategy” aimed at “creating a second and third SMBC Group in Asia,” we have worked to expand its business base to capture the remarkable growth in Asia, through means including investing by the Company in Fullerton India Credit Company Limited, a leading non-bank in India, and investing by SMBC Consumer Finance Co., Ltd. in VPBank Finance Company Limited, the largest consumer finance company in Vietnam.

(d) Global Markets Business Unit

The Global Markets Business Unit carries out ALM operations (Note 3) that comprehensively manage the liquidity risk and interest rate risk, and provides customers with services through marketable products such as foreign currency, derivatives, bonds, and stocks.

Amidst a market environment that fluctuated significantly due to rising energy prices, price hikes backed by the global economic recovery, and the situation in Russia and Ukraine, the Group secured earnings by flexibly replacing its equity and bond portfolios. In addition, we promoted the enhancement of Sales & Trading (Note 4) revenues, especially overseas, by upgrading cooperation among Group companies in Japan and overseas and meeting the diverse investment needs of corporate and investor clients.

(Note 3)	“Asset Liability Management,” a risk management method that optimizes future asset and liability balance and seeks to maximize revenue.

(Note 4)	Providing solutions using marketable products such as bonds and derivatives to business corporations and institutional investors.

In addition, Sumitomo Mitsui Banking Corporation strengthened its asset management business with high asset efficiency by investing in ARA Asset Management Limited, a Singapore-based real estate asset management company.

<Management Base>

The Group has made a consistent effort to enhance the management system and corporate infrastructure, in order to realize sustainable growth as a global financial institution.

First, to realize a sustainable society, we have been promoting various initiatives in line with “SMBC Group GREEN × GLOBE 2030,” our long-term plan for realizing sustainability. Specifically, in order to contribute to the realization of a decarbonized society, we have formulated a “Roadmap Addressing Climate Change,” which has declared to reduce the Group’s greenhouse gas emissions to net zero by 2030 and achieve net zero greenhouse gas emissions by 2050 for its entire portfolio of investments and loans, in line with the goals of Paris Agreement reached at the Conference of the Parties to the United Nations Framework Convention on Climate Change in 2015. We also contributed to our customers’ business development toward carbon neutrality (Note 5) and the spread of renewable energy through project finance for renewable energy projects.

To accelerate measures to realize sustainability in the Group, we have strengthened our management structure through means including the new establishment of the Sustainability Committee as an internal committee of the Board of Directors and appointing a Group Chief Sustainability Officer (CSuO) to oversee and promote sustainability for the Group as a whole.

(Note 5)	Balancing greenhouse gas emissions and absorption.

In addition, as a basic management policy, the Group continued to ensure its customer-oriented approach, developed a Group-wide unified accounting system, and enhanced cyber security with the aim of increasing business efficiency and sophistication through digitalization.

Furthermore, as efforts by group companies, Sumitomo Mitsui Banking Corporation focused on upgrading its compliance and risk management systems on a group and global basis, such as by reorganizing its compliance department into a structure that the department is responsible for domestic and overseas regulations cross-sectionally, and each group company conducted various financial and economic education programs for people of all ages, including the PROMISE Financial and Economic Educational Seminar by SMBC Consumer Finance Co., Ltd.

In addition, we promoted health and accelerated health management by instituting the Statement on Health Management at each group company to enable employees to maximize their potential, and also worked to enhance the sophistication of our human resource allocation.

As a result of these initiatives, the Company recorded consolidated ordinary profit and consolidated profit attributable to owners of parent of 1,040.6 billion yen and 706.6 billion yen, respectively, in fiscal 2021.

[Summary of Performance]

Sumitomo Mitsui Financial Group (Consolidated)

	FY2020	FY2021
Ordinary profit	711.0 billion yen	1,040.6 billion yen
Profit attributable to owners of parent	512.8 billion yen	706.6 billion yen

(Note) Amounts less than one hundred million yen have been rounded down.

Sumitomo Mitsui Banking Corporation (Non-Consolidated) (For reference)

	FY2020	FY2021
Ordinary profit	436.0 billion yen	745.9 billion yen
Net income	338.0 billion yen	546.2 billion yen

(Note) Amounts less than one hundred million yen have been rounded down.

On March 2022, former executive officers, employees of SMBC Nikko Securities Inc. and SMBC Nikko Securities Inc. as a legal entity were indicted for violating Article 159, Paragraph 3 (illegal stabilization transactions) of the Financial Instruments and Exchange Act. In response to this situation, SMBC Nikko Securities Inc. has responded in good faith to investigations by the relevant authorities and established the Investigation Committee consisting of outside attorneys to ascertain the facts and compile necessary measures. The Group takes this matter very seriously and will work to restore trust in the Group by firmly supporting SMBC Nikko Securities Inc. to thoroughly prevent recurrence and strengthen its internal management system.

Issues to be Addressed

Uncertainty and unpredictability surrounding our customers and society are continuing, considering geopolitical risks such as the situation in Russia and Ukraine as well as the prolonged impact of COVID-19.

Under these circumstances, the Group will continue to fulfill the social mission and role as financial infrastructure essential for maintaining social functions, by providing financial services and striving to further digitize and adopt cashless services.

In addition, in fiscal 2022, the final year of our Medium-Term Management Plan, the Group will focus on the following three measures.

First, the Group will place the highest priority on strengthening the governance of the Group by ensuring compliance and customer orientation. In particular, in relation to the indictment of the former executive officers and employees of SMBC Nikko Securities Inc. as well as SMBC Nikko Securities Inc. as a legal entity on suspicion of illegal stabilization transaction, SMBC Nikko Securities Inc. will seek to thoroughly prevent recurrence and strengthen its internal management system based on the results of the investigations by the Investigation Committee.

Secondly, the Group will take appropriate measures to cope with changes in the business environment, including the situation in Russia and Ukraine. In addition, the Group will further enhance the ability to respond flexibly to changes in the environment by focusing on economic security measures considering heightened geopolitical risks, stable operation of systems, and other measures.

Thirdly, in addition to achieving the goals of the Medium-Term Management Plan, the Group will look ahead to the next Medium-Term Management Plan and initiate measures to achieve sustainable growth. By finishing up the Group’s efforts in accordance with the aforementioned three core policies set forth in the Medium-Term Management Plan, the Group will provide customers with valuable products and services in a timely manner, and aim to achieve sustainable growth and further enhance corporate value as a financial group that is chosen by customers.

<Business Strategy>

The Group will continue to select which business area to prioritize in resource allocation, work on fundamental reform of business model and cost structure, make investments for the future, and strive to capture new growth opportunities as well as create additional value, including non-financial business, in the seven key strategies.

Specifically, in the Retail Business Unit, the Group will seek to increase the profitability of the wealth management business by utilizing digital technology and strengthening the ability to respond to high-net-worth individuals, as well as to expand market share and improve profitability in the payment and consumer finance businesses. In the Wholesale Business Unit, the Group will aim to increase non-interest income by strengthening the ability to respond to needs for improving financial soundness and business restructuring of customers, as well as the ability to provide solutions, including non-financial services such as initiatives to realize sustainability. In the Global Business Unit, the Group will work to further expand the business base in Asia by smoothly implementing PMI (Note 6) of investments in Asia and pursuing synergies with existing businesses. In addition, the Group will work to further strengthen the competitiveness of the CIB business by accelerating collaboration with Jefferies Group LLC, which is a full-service investment banking firm the Group is establishing business alliance with. In the Global Markets Business Unit, the Group will strive to secure profits by nimble portfolio management of stocks and bonds in response to changes in the market environment, such as heightened geopolitical risks including the situation in Russia and Ukraine and the sharp depreciation of yen, and will also work to strengthen the ability to provide solutions that meet the diverse investment needs of customers. In addition, the Group will continue to focus on strengthening the asset management business as a business with high asset efficiency.

(Note 6) “Post Merger Integration,” a management integration process after a corporate acquisition.

<Management Base>

The Group will make a consistent effort to enhance its management system as a global financial institution to realize sustainable growth.

Specifically, the Sustainability Division and the Environmental and Social Risk Management Department within the Credit and Investment Planning Department was newly established to strengthen the management system to realize sustainable society. The Group has consolidated its sustainability related functions and expertise on a Group-wide basis, and will strengthen its ability to respond to environmental and social issues by enhancing its management resources, and enhance its risk management system to support business promotion, thereby enhancing its management structure. In addition, the Group will set short-term, medium-term, and long-term targets for climate change-related efforts to realize a sustainable society, and consider policies for addressing businesses that are expected to have a relatively large impact on climate change.

Furthermore, the Group will continue to refine personnel allocation and improve organizational productivity so that employees can maximize their potential. The Group will also further promote investment in IT systems and enhance cyber security strategically to drive business transformation through digitalization. Furthermore, as a basic management policy, the Group will continue to ensure its customer-oriented approach and strengthen its efforts to enhance integrity of risk management and compliance on a group and global basis, in light of the expansion of the Group’s business areas through investments in overseas businesses and entry into non-financial businesses.

The Group aims to respond to shareholder expectations by showing steady results regarding the initiatives described above. The Group looks forward to the continued understanding and support of its shareholders.

(2)	Changes in Financial Position and Results of Operations (Consolidated Basis and Non-Consolidated Basis)

a.  Changes in Financial Position and Results of Operations (Consolidated Basis)

Unit: millions of yen

	FY2018 (Fiscal year ended March 31, 2019)	FY2019 (Fiscal year ended March 31, 2020)	FY2020 (Fiscal year ended March 31, 2021)	FY2021 (Fiscal year ended March 31, 2022)

Ordinary income	4,804,428	4,591,873	3,902,307	4,111,127

Ordinary profit	1,135,300	932,064	711,018	1,040,621

Profit attributable to owners of parent	726,681	703,883	512,812	706,631

Comprehensive income	795,191	372,971	1,465,014	561,887

Net assets	11,451,611	10,784,903	11,899,046	12,197,331

Total assets	203,659,146	219,863,518	242,584,308	257,704,625

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	The Company has 181 consolidated subsidiaries and 112 unconsolidated subsidiaries and related companies accounted for by the equity method as of March 31, 2022.
	3.

The Company has changed the recognition of installment-sales-related income and installment-sales-related expenses from fiscal 2020, and as a result of comparing before and after the retroactive application, ordinary income decreased by 930,884 million yen for fiscal 2018, and 722,440 million yen for fiscal 2019.

b.  Changes in Financial Position and Results of Operations (Non-Consolidated Basis)

Unit: millions of yen

	FY2018 (Fiscal year ended March 31, 2019)	FY2019 (Fiscal year ended March 31, 2020)	FY2020 (Fiscal year ended March 31, 2021)	FY2021 (Fiscal year ended March 31, 2022)
Operating income	522,543	833,835	483,459	616,052
Dividends received	371,805	659,428	304,866	422,366
Dividends received from banking subsidiaries	325,332	637,702	272,952	376,756
Dividends received from other subsidiaries	40,281	10,701	23,440	37,611
Net income	474,196	636,128	281,966	395,167
Earnings per share	(yen) 339.29	(yen) 462.60	(yen) 205.78	(yen) 288.29
Total assets	12,991,386	14,225,470	15,025,382	16,253,088
Investments in banking subsidiaries	4,613,790	4,613,790	4,613,790	4,613,790
Investments in other subsidiaries	1,265,717	1,533,632	1,533,207	1,764,090

(Notes)	Amounts less than one million yen have been rounded down.

(3)	Capital Investment of the Group

a. Total Amount of Capital Investment

Unit: millions of yen

Company name	Reportable segment	Amount
Sumitomo Mitsui Financial Group, Inc.	Head Office Account	5,312
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit Head Office Account	131,058
SMBC Trust Bank Ltd.	Wholesale Business Unit Retail Business Unit Global Business Unit Head Office Account	6,364
SMBC Nikko Securities Inc.	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit Head Office Account	31,383
Sumitomo Mitsui Card Company, Limited	Wholesale Business Unit Retail Business Unit	26,011

SMBC Finance Service Co., Ltd.	Wholesale Business Unit Retail Business Unit	8,384

SMBC Consumer Finance Co., Ltd.	Retail Business Unit	18,616

The Japan Research Institute, Limited	Head Office Account	9,963

Sumitomo Mitsui DS Asset Management Company, Limited	Head Office Account	2,476
Others	-	31,927

Total		271,497

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	The businesses handled by each business unit are the following.
		Wholesale Business Unit:	Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized enterprises
		Retail Business Unit:	Businesses mainly dealing with domestic individual customers
		Global Business Unit:	Businesses dealing with international (including Japanese) corporate customers in overseas
		Global Markets Business Unit:	Businesses dealing with financial markets
		Head Office account:	Businesses other than those above

b. Establishment of Principal Facilities, etc.

Unit: millions of yen

Company name	Reportable segment	Description	Amount
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit Head Office Account	Branch facilities, etc.	13,942
		Software	89,896

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	The businesses handled by each business unit are the following.
		Wholesale Business Unit:	Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized enterprises
		Retail Business Unit:	Businesses mainly dealing with domestic individual customers
		Global Business Unit:	Businesses dealing with international (including Japanese) corporate customers in overseas
		Global Markets Business Unit:	Businesses dealing with financial markets
		Head Office account:	Businesses other than those above

(4)	Parent Company and Principal Subsidiaries, etc.

a.	Parent Company

Not applicable.

b.	Principal Subsidiaries, etc.

Company name	Location	Main business	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other

Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	Commercial banking	1,770,996	100.00	-

SMBC Trust Bank Ltd.	Chiyoda-ku, Tokyo	Commercial banking and trust services	87,550	100.00 (100.00)	-

Sumitomo Mitsui Finance and Leasing Company, Limited	Chiyoda-ku, Tokyo	Leasing	15,000	50.00	-

SMBC Nikko Securities Inc.	Chiyoda-ku, Tokyo	Securities	10,000	100.00	-

Sumitomo Mitsui Card Company, Limited	Chuo-ku, Osaka	Credit card	34,000	100.00	-

SMBC Finance Service Co., Ltd.	Naka-ku, Nagoya	Credit card, Installment, and Transaction business	82,843	100.00 (100.00)	-

SMBC Consumer Finance Co., Ltd.	Koto-ku, Tokyo	Consumer lending	140,737	100.00	-

The Japan Research Institute, Limited	Shinagawa-ku, Tokyo	Economic research, management consulting, system development, and data processing	10,000	100.00	-

Sumitomo Mitsui DS Asset Management Company, Limited	Minato-ku, Tokyo	Investment advisory and investment trust management	2,000	50.12	-

SMBC Bank International plc	London, U.K.	Commercial banking	391,720 [USD 3.2 billion]	100.00 (100.00)	-

SMBC Bank EU AG	Frankfurt, Germany	Commercial banking	697,731 [EUR 5.1 billion]	100.00 (100.00)	-

Sumitomo Mitsui Banking Corporation (China) Limited	Shanghai, People’s Republic of China	Commercial banking	192,600 [RMB 10.0 billion]	100.00 (100.00)	-

PT Bank BTPN Tbk	Jakarta, Republic of Indonesia	Commercial banking	1,385 [IDR 162.9 billion]	93.49 (93.49)	-

SMBC Americas Holdings, Inc.	Wilmington, Delaware, U.S.A.	Bank Holding Company	0 [USD 2,591]	100.00 (100.00)	-

SMBC Guarantee Co., Ltd.	Minato-ku, Tokyo	Credit guarantee	187,720	100.00 (100.00)	-

Sumitomo Mitsui Auto Service Company, Limited	Shinjuku-ku, Tokyo	Leasing	13,636	26.16	-

(Notes)	1.	The capital has been rounded down to the nearest unit and the percentage of the Company’s voting rights in subsidiaries has been rounded down to the nearest second decimal place.
	2.	The capital denominated in foreign currency has been translated into Japanese yen at the exchange rate as of the account closing date.
	3.	Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly.
	4.	SMBC Bank EU AG was newly listed as one of the Principal Subsidiaries etc.

(5)	Major Borrowings

Creditor	Balance of borrowings (millions of yen)	Investment in the Company
		Number of shares held (100 shares)	Percentage of voting rights (%)
Sumitomo Mitsui Banking Corporation	1,508,030	-	-

   (Note) Amounts less than one million yen have been rounded down.

(6)	Material Matters regarding Business Transfer, etc.

Not applicable.

2.    Matters regarding Directors and Corporate Executive Officers

(1)	Directors and Corporate Executive Officers

a.	Directors

(As of March 31, 2022)

Name	Positions and responsibilities	Significant concurrent positions	Other
Takeshi Kunibe	Chairman of the Board Member of the Nominating Committee Member of the Compensation Committee Member of the Sustainability Committee	Chairman of the Board of Sumitomo Mitsui Banking Corporation Director of KOMATSU LTD. Director of TAISHO PHARMACEUTICAL HOLDINGS Co., LTD . Director of Nankai Electric Railway Co., Ltd.	-
Jun Ohta*	Director Member of the Compensation Committee Member of the Sustainability Committee	Director of NEC Corporation	-
Makoto Takashima	Director	President of Sumitomo Mitsui Banking Corporation (Representative Director) Chairman of Japanese Bankers Association	-
Toru Nakashima*	Director Member of the Risk Committee	Director of Sumitomo Mitsui Banking Corporation	-
Teiko Kudo*	Director	Director of Sumitomo Mitsui Banking Corporation Director of TOYOTA MOTOR CORPORATION	-
Atsuhiko Inoue	Director Member of the Audit Committee	Director of Sumitomo Mitsui Banking Corporation	-
Toshihiro Isshiki	Director Member of the Audit Committee	-	-
Yasuyuki Kawasaki	Director	Representative Director, Chairman of the Board of SMBC Nikko Securities Inc.	-
Masayuki Matsumoto	Director (outside) Member of the Nominating Committee Member of the Audit Committee (Chairman)	Special Advisor of Central Japan Railway Company	-
Arthur M. Mitchell	Director (outside) Member of the Nominating Committee Member of the Compensation Committee	Attorney at Law, admitted in New York, the U.S.A. Registered Foreign Attorney in Japan Status of other concurrent positions is as described in “Concurrent Positions and Other Details on Outside Directors” below.	-

Name	Positions and responsibilities	Significant concurrent positions	Other
Shozo Yamazaki	Director (outside) Member of the Audit Committee Member of the Risk Committee (Chairman)	Certified Public Accountant	He has considerable expertise in finance and accounting.
Masaharu Kohno	Director (outside) Member of the Nominating Committee Member of the Risk Committee Member of the Sustainability Committee	Status of other concurrent positions is as described in “Concurrent Positions and Other Details on Outside Directors” below.	-
Yoshinobu Tsutsui	Director (outside) Member of the Nominating Committee (Chairman) Member of the Compensation Committee	Chairman of NIPPON LIFE INSURANCE COMPANY Status of other concurrent positions is as described in “Concurrent Positions and Other Details on Outside Directors” below.	-
Katsuyoshi Shinbo	Director (outside) Member of the Audit Committee Member of the Compensation Committee (Chairman)	Attorney at Law Status of other concurrent positions is as described in “Concurrent Positions and Other Details on Outside Directors” below.	-
Eriko Sakurai	Director (outside) Member of the Nominating Committee Member of the Compensation Committee Member of the Sustainability Committee (Chairman)	President and Representative Director of Dow Chemical Japan Limited Status of other concurrent positions is as described in “Concurrent Positions and Other Details on Outside Directors” below.	-

(Notes)	1.

Directors Messrs. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Ms. Eriko Sakurai are Outside Directors as provided for in Article 2, Item 15 of the Companies Act.

	2.	To ensure audit effectiveness, the Company has elected two non-executive Directors Messrs. Atsuhiko Inoue and Toshihiro Isshiki as full-time members of the Audit Committee.
	3.	Directors with an asterisk (*) concurrently serve as Corporate Executive Officers.
4.

The Company has designated Directors Messrs. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Ms. Eriko Sakurai as Independent Directors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

	5.	Change in significant concurrent positions as of April 1, 2022:

Director	Toru Nakashima	Resigned from Director of Sumitomo Mitsui Banking Corporation

  Directors who resigned during fiscal 2021

Name	Positions and responsibilities	Significant concurrent positions	Other
Haruyuki Nagata*	Director	Director of Sumitomo Mitsui Banking Corporation	Resigned on April 1, 2021

(Notes)	1.	Positions and responsibilities and significant concurrent positions are reported as of the date of resignation.
	2.	The Director with an asterisk (*) concurrently served as Corporate Executive Officer.

b.	Corporate Executive Officers

(As of March 31, 2022)

Name	Positions and responsibilities	Significant concurrent positions	Other
Jun Ohta*	President (Representative Corporate Executive Officer) Group CEO	Director of NEC Corporation	-
Masahiko Oshima	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Co-Head of Wholesale Business Unit	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Toshikazu Yaku	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Group CHRO Responsible for General Affairs Dept., Human Resources Dept., Quality Management Dept. and Administrative Services Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Katsunori Tanizaki	Senior Managing Corporate Executive Officer Group CDIO Responsible for Digital Solution Division and Digital Strategy Dept.	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation Representative Director, President and CEO of The Japan Research Institute, Limited	-
Toru Nakashima*	Senior Managing Corporate Executive Officer Group CFO and Group CSO Responsible for Public Relations Dept., Corporate Planning Dept., Business Development Dept. and Financial Accounting Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Tetsuro Imaeda	Senior Managing Corporate Executive Officer Group CCO Responsible for Compliance Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Fumiharu Kozuka	Senior Managing Corporate Executive Officer Group CAE Responsible for Audit Dept.	-	-
Masamichi Koike	Senior Managing Corporate Executive Officer Head of Global Markets Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-

Name	Positions and responsibilities	Significant concurrent positions	Other
Shoji Masuda	Senior Managing Corporate Executive Officer Group CIO Responsible for IT Planning Dept., System Security Planning Dept., Data Management Dept. and Operations Planning Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Ryuji Nishisaki	Senior Managing Corporate Executive Officer Co-Head of Global Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Akihiro Fukutome	Senior Managing Corporate Executive Officer Co-Head of Global Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Muneo Kanamaru	Senior Managing Corporate Executive Officer Co-Head of Wholesale Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Teiko Kudo*	Senior Managing Corporate Executive Officer Group CRO Responsible for Corporate Risk Management Dept., Risk Management Dept., Americas Division and Credit & Investment Planning Dept.	Director of Sumitomo Mitsui Banking Corporation Director of TOYOTA MOTOR CORPORATION	-
Takashi Yamashita	Senior Managing Corporate Executive Officer Head of Retail Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-

(Notes)	1.	Corporate Executive Officers with an asterisk (*) concurrently serve as Directors.
	2.	CEO:	Chief Executive Officer
		CHRO:	Chief Human Resources Officer
		CDIO:	Chief Digital Innovation Officer
		CFO:	Chief Financial Officer
		CSO:	Chief Strategy Officer
		CCO:	Chief Compliance Officer
		CAE:	Chief Audit Executive
		CIO:	Chief Information Officer
		CRO:	Chief Risk Officer
	3.	Changes in positions and responsibilities and in significant concurrent positions as of April 1, 2022:
		Senior Managing Corporate Executive Officer		Toru Nakashima

Resigned from Director of Sumitomo Mitsui Banking Corporation

Group CFO and Group CSO

Responsible for Public Relations Dept., Corporate Planning Dept., Business Development Dept., Corporate Sustainability Dept. and Financial Accounting Dept.

		Senior Managing Corporate Executive Officer		Tetsuro Imaeda	Discharged from Group CCO, No longer responsible for Compliance Dept. Co-Head of Global Business Unit Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
		Senior Managing Corporate Executive Officer		Fumiharu Kozuka	Resigned from Senior Managing Corporate Executive Officer
		Senior Managing Corporate Executive Officer		Shoji Masuda	Resigned from Senior Managing Corporate Executive Officer Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
		Senior Managing Corporate Executive Officer		Ryuji Nishisaki	Resigned from Senior Managing Corporate Executive Officer Resigned from Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

4.	Assumption of Corporate Executive Officers as of April 1, 2022:
Jun Uchikawa

Senior Managing Corporate Executive Officer

Group CIO

Responsible for IT Planning Dept., System Security Planning Dept., Data Management Dept. and Operations Planning Dept.

Director of Sumitomo Mitsui Banking Corporation

Director of The Japan Research Institute, Limited

	Yoshihiro Hyakutome	Senior Managing Corporate Executive Officer Group CCO Responsible for Compliance Dept. Director of Sumitomo Mitsui Banking Corporation
	Takeshi Mikami	Senior Managing Corporate Executive Officer Group CAE Responsible for Audit Dept.

  Corporate Executive Officers who resigned during fiscal 2021

Name	Positions and responsibilities	Significant concurrent positions	Other
Gotaro Michihiro	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Co-Head of Wholesale Business Unit	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	Resigned on April 1, 2021
Naoki Tamura	Senior Managing Corporate Executive Officer Head of Retail Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	Resigned on April 1, 2021
Kimio Matsuura	Senior Managing Corporate Executive Officer Co-Head of Wholesale Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	Resigned on April 1, 2021
Haruyuki Nagata*	Senior Managing Corporate Executive Officer Group CRO Responsible for Corporate Risk Management Dept., Risk Management Dept., Americas Division and Credit & Investment Planning Dept.	Director of Sumitomo Mitsui Banking Corporation	Resigned on April 1, 2021

(Notes)	1.	Positions and responsibilities and significant concurrent positions are reported as of the date of resignation.
	2.	The Corporate Executive Officer with an asterisk (*) concurrently served as Director.

(2)     Compensation, etc. for Directors and Corporate Executive Officers

Unit: millions of yen

Classification	Persons paid	Compensation, etc.
			Monetary compensation		Non-monetary compensation
			Non- performance- linked	Performance-linked		Non- performance- linked
			Base salary	Cash bonus	Stock Compensation Plan I/II	Stock Compensation Plan III
Directors	14	389	331	24	33	-
Corporate Executive Officers	14	788	448	156	183	-
Total	28	1,178	779	181	216	-

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	Corporate Executive Officers do not receive an employee salary nor do they receive consideration for the performance of other duties.
	3.	Compensation, etc. paid to Directors concurrently serving as Corporate Executive Officers is included in the amount for Corporate Executive Officers.
4.

“Cash bonus (Monetary compensation)” and “Stock Compensation Plan II” are paid for as annual performance-linked compensation.

“Stock Compensation Plan I” is paid for as medium-term performance-linked compensation.

	5.	“Stock Compensation Plan I” and “Stock Compensation Plan II” represent the amount of compensation in the form of shares of the Company’s restricted stock corresponding to fiscal 2021.
	6.	The above-written amounts include “Compensation, etc. for Outside Directors” as mentioned below.

Policy for individual remuneration for directors, corporate executive officers and executive officers

The Company hereby establishes the Executive Compensation Policy (the “Policy”) in order to provide guiding principles for its Compensation Committee to determine individual remuneration for its directors, corporate executive officers and executive officers (the “Executives”).

The Policy’s aim is that executive compensation pursuant to it shall provide the appropriate incentives for the Executives to pursue Our Group Mission and Our Vision.

1.	Core Principles

Our executive compensation shall be determined in accordance with the core principles below:

1)	The Group’s executive compensation aims at providing appropriate incentives toward the realization of our Group Mission and Vision.
2)

The Group’s executive compensation shall reflect the changing business environment and the short-, medium- and long-term performance of the Group, and shall account for the contribution to shareholder value, customer satisfaction and a sustainable society.

3)	Individual remuneration shall reflect the assigned roles and responsibilities as well as the performance of each Executive.
4)	The Company shall research and review market practices, including the use of third-party surveys, in order to provide its Executives with a competitive remuneration package.
5)	The Company’s executive compensation shall discourage excessive risk-taking and foster a prudent risk culture expected of a financial institution.
6)	Both external and internal regulations/guidelines on executive compensation shall be observed and respected.
7)

The Company shall establish appropriate governance and controls of the compensation process, and shall regularly review to update its executive compensation practices according to changing market practices and/or business environment.

2.	Compensation Programme
1)	The Company’s executive compensation programme (the “Programme”) shall have three components: base salary, cash bonus, and stock compensation.
However, compensation of outside directors and Audit Committee members is composed of base salary only, in light of their role to oversee the execution of duties of executive officers, etc.
2)

In order to hold the Executives accountable and provide them with appropriate incentives for the performance of the Group, the Programme targets the variable compensation component of total remuneration at 40%, if paid at standard levels. Corresponding with the performance of the Group, the degree of contribution to realization of a sustainable society, and the performance of each Executive, the variable component could range from 0% to 150% of the standard levels, which shall be determined by corporate titles of the Executives.

3)

In order to enhance shareholding of the Executives and align their interests with shareholders, the Programme targets its stock-based compensation components at 25% of total remuneration, if paid at standard levels.

4)	The above target levels shall be appropriately set in accordance with the roles, responsibilities, etc. of each Executive.
5)	Base salary shall be periodically paid in cash and shall be, in principle, determined by the corporate titles of each Executive, reflecting the roles, responsibilities, etc.
6)

Annual incentives shall be determined based on the performance of previous fiscal year of the Group, the degree of contribution to realization of a sustainable society, as well as on the performance of each Executive reviewed both from short-term and medium-/long-term perspectives. 70% of the determined amount shall be, in principle, paid as a cash bonus and the remaining 30% shall be paid under Stock Compensation Plan II (annual performance share plan).

(1)	Weight by each target index is as follows:

Target index		Weight
SMBC Banking profit*1	Annual growth/Target achievement	50%
SMBC Net income (Pre-Tax)*2	Annual growth/Target achievement	25%
SMFG Net income*3	Annual growth/Target achievement	25%
*1	Adding collaboration incentives between each company in the Group and Sumitomo Mitsui Banking Corporation to the banking profit at Sumitomo Mitsui Banking Corporation
*2	Income before income taxes at Sumitomo Mitsui Banking Corporation
*3	The Company’s consolidated profit attributable to owners of parent

If the Compensation Committee recognizes any element other than the above mentioned target indexes which should be taken into consideration, the Compensation Committee will, if appropriate, judge the circumstances comprehensively and may adjust the compensation to be paid to the employee by a maximum of 5%, plus or minus.

(2)

The degree of contribution to realization of a sustainable society shall be reflected as an adjustment to the score determined in (1) by a maximum of 10%, plus or minus, based on the single-year achievement of internal targets and results of major ESG ratings.

7)

Stock compensation plans consist of Stock Compensation Plan I (the “Plan I”), under which the remuneration of the Executives shall be determined based on the Group’s medium-term performance, etc., Stock Compensation Plan II (the “Plan II”), determined based on the Group’s annual performance, etc. and Stock Compensation Plan III (the “Plan III”), determined based on corporate titles, etc.

(1)

Under the stock compensation plans, the Executives shall receive remuneration via shares of the Company’s common stock. The transfer of such stock shall be restricted for appropriately defined periods.

(2)

Remuneration under Plan I shall be determined based on the Group’s performance against the Medium-term Management Plan, performance of the Company’s shares, and the results of customer satisfaction surveys, etc. after the term of the Group’s Medium-term Management Plan ends.

80% of the target index is determined based on Financial performance (Medium-term Management Plan target), and 20% is determined based on Share performance of the Company.

Weight by each target index is as follows:

Target index*1, 2		Weight
Financial performance	ROCET1*3	20%
	Base expense*4	20%
	Gross profit*5	20%
	Net income	20%
Share performance	TSR (Total shareholder return)	20%
*1

(Qualitative evaluation) The Compensation Committee determines the score of maximum 10% plus or minus such figure taking into account comprehensively four items, which are “Customer satisfaction,” “ESG initiative,” “Employee engagement,” and “Efforts to develop new business areas.”

*2

(Knock-out provision) In case “CET1 ratio (Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities)” falls below a designated level at the end of each fiscal year, Stock compensation Plan I for the respective fiscal year becomes null and void

*3	Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities
*4	General and administrative expenses excluding “revenue-linked cost,” “prior investment cost” and others
*5	The Company’s consolidated gross profit
(3)

Remunerations under Plan II shall be determined based on the performance of the previous fiscal year of the Group, the contribution to realization of a sustainable society, as well as on the performance of each Executive reviewed both from a short-term and medium-/long-term perspectives. Remuneration paid by restricted shares shall effectively act as deferred compensation.

(4)	Remuneration under Plan III shall be determined based on corporate titles, roles, and responsibilities, etc.
8)	In the event of material amendments to the financial statements or material reputational damages caused by the Executives, remunerations under the Plans could be reduced or fully forfeit.
9)

Notwithstanding the above, if the Compensation Committee determines that it is not appropriate to apply the above matters due to the role of an Executive in each Group company or other reasonable circumstances, or if the Compensation Committee determines that it is not appropriate to apply the above matters to an Executive domiciled outside Japan, compensation shall be individually designed and determined not only in accordance with the above Core Principles, but also with consideration to local regulations, guidelines, and other local market practices, whilst ensuring the compensation should not incentivize for excessive risk-taking.

(Reference) Executive Compensation Systems

*1	Variable compensation capped at a maximum of 100% of total base salary
*2	Compensation amounts for each fiscal year determined by the Compensation Committee
*3

If the Compensation Committee recognizes any element other than the above mentioned target indexes which should be taken into consideration, the Compensation Committee will, if appropriate, judge the circumstances comprehensively and may adjust the compensation to be paid to the employee by a maximum of 5%, plus or minus.

*4	Adding collaboration incentives between each company in the Group and Sumitomo Mitsui Banking Corporation to the banking profit at Sumitomo Mitsui Banking Corporation
*5	Performances of annual progress of internal targets in the “SMBC Group GREEN×GLOBE 2030,” such as the reduction of greenhouse gas emissions
*6	Income before income taxes at Sumitomo Mitsui Banking Corporation
*7	The Company’s consolidated profit attributable to owners of parent
*8	Compensation amounts determined by the Compensation Committee at the conclusion of the Medium-Term Management Plan
*9	Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities
*10	General and administrative expenses excluding “revenue-linked cost,” “prior investment cost” and others
*11	The Company’s consolidated gross profit
*12	The Compensation Committee determines progress of performance by relative evaluation of TSR during the term of the Group’s Medium-Term Management Plan

3.	Governance and Control of the Compensation Processes
1)	The Company, as a Company with Three Committees, has established a Compensation Committee to resolve the following:
✓	The Policy, the Programme and relevant regulations.
✓	Individual remunerations for the Company’s directors and corporate executive officers.
2)	In addition to the above, Compensation Committee shall review and discuss the below:
✓	The individual remuneration for the Company’s other executive officers.
✓	Executive compensation programmes/practices of the group companies.

4.	Amendments to and Abolition of the Policy

Amendments to and abolition of the Policy shall be resolved at the Compensation Committee.

The Policy was revised by resolution of the Compensation Committee held on February 9, 2022. As described in “2. Compensation Programme, 6), (2),” in determining the annual incentives, the Company has made changes, such as reflecting the degree of achievement in terms of contributions to the realization of a sustainable society by evaluating the rate of achievement of internal targets and the evaluation results of major ESG evaluation organizations. Individual remuneration for the Executives for fiscal 2021 was paid in accordance with the policy before the revision.

Reason of the selection of target index used for calculating performance-linked compensation and the actual performance

1.	Annual performance-linked compensation
1)	Reason of the selection

The Company shall pay annual performance-linked compensation in the form of “Cash bonus (Monetary compensation)” and “Stock Compensation Plan II.”

The Company adopts as target indices, “SMFG Net income” which indicates the bottom line business results, “SMBC Banking profit” and “SMBC Net income (Pre-Tax)” which indicates earnings level of main subsidiaries, with a view to enhancing the linkage between corporate performance and Executives’ compensation, and ensuring adequacy of its function as performance incentive.

2)	Actual Performance

For fiscal 2021, with respect to “Cash bonus (Monetary compensation)” and “Stock Compensation Plan II,” the actual performance of each target index and performance evaluation coefficient are as follows.

Cash bonus (Monetary compensation)/Stock Compensation Plan II
Target index		Weight	▶	Actual Performance*4	Performance evaluation coefficient
SMBC Banking profit*1	Annual growth/ Target achievement	50%		52%	113%
SMBC Net income (Pre-Tax)*2	Annual growth/ Target achievement	25%		32%
SMFG Net income*3	Annual growth/ Target achievement	25%		29%
*1	Adding collaboration incentives between each company in the Group and Sumitomo Mitsui Banking Corporation to the banking profit at Sumitomo Mitsui Banking Corporation
*2	Income before income taxes at Sumitomo Mitsui Banking Corporation
*3	The Company’s consolidated profit attributable to owners of parent
*4	Level of performance against each target index multiplied by evaluation weight

The Compensation Committee determines performance evaluation coefficient based on the actual performances of each target index for fiscal 2021, which then will be multiplied by the sum of the standard bonus amount by corporate titles to determine bonus fund. Based on this bonus fund, the amounts of performance-linked remuneration for individual Executives shall be determined in accordance with the remuneration determination process set forth in the Policy, considering short-term and medium-/long-term of the individual performance of duties of each Executives.

2.	Medium-term performance-linked compensation
1)	Reason of the selection

The Company pays medium-term performance-linked compensation in the form of “Stock Compensation Plan I.”

In order to hold the Executives accountable and provide them with appropriate incentives for contribution to the medium-term to long-term corporate performance, enhancement of shareholder value and realization of sustainable society, “TSR (Total Shareholder Return)” is adopted as share performance index in addition to four financial performance indices of “ROCET 1,” “Base expense,” “Gross profit” and “Net income.”

In addition to the aforementioned quantitative indices, the four qualitative areas of evaluation, namely, “Customer satisfaction,” “ESG initiative,” “Employee engagement” and “Efforts to develop new business areas” shall be comprehensively assessed at the Compensation Committee, and reflected on the evaluation.

The Compensation Committee shall, following the final year of the period covered under the current Medium-Term Management Plan, determine its evaluation of the aforementioned target index based on the actual performance against the Medium-Term Management Plan as basis for calculating the amount of remuneration.

2)	Actual Performance

As the actual result of the target index for the medium-term performance-linked compensation shall be determined only after the end of the final year of the period covered under the current Medium-Term Management Plan, only the description of each target index and the evaluation weight are described here.

Stock Compensation Plan I
Target index*1		Weight	▶	Actual Performance	Evaluation
Financial performance	ROCET1*2	20%		Evaluation will be finalized after the final year of the period covered under the current Medium-Term Management Plan
	Base expense*3	20%
	Gross profit*4	20%
	Net income	20%
Share performance	TSR (Total shareholder return)	20%
Qualitative evaluation	Customer satisfaction, ESG initiative, Employee engagement, and Efforts to develop new business areas	±10%
*1

(Knock-out provision) In case “CET1 ratio (Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities)” falls below a designated level at the end of each fiscal year, Stock compensation Plan I for the respective fiscal year becomes null and void.

*2	Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities
*3	General and administrative expenses excluding “revenue-linked cost,” “prior investment cost” and others
*4	The Company’s consolidated gross profit

Reason of the decision by the Compensation Committee that individual remuneration for corporate executive officers and other executives are in line with the Policy

The Company decided at its Compensation Committee “Executive compensation policy” and the executive compensation programme including the compensation programme as prescribed under the Policy, and individual remuneration for corporate executive officers and other executives are decided in accordance with the procedures set out under the Policy. The Compensation Committee decided that individual remuneration for corporate executive officers and other executives were in line with the Policy, based on the results of the third-party surveys on the Executive’s compensation, and the multilateral review and examination on various factors such as whether the executive compensation programme is working as appropriate incentive in view of the business environment surrounding the Group and the corporate performance over short-term, medium-term, and long-term.

(3)    Liability Limitation Agreement

Name			Summary of Liability Limitation Agreement
Masayuki Matsumoto	Arthur M. Mitchell	Shozo Yamazaki

In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act (the “Act”), the Company has entered into agreements with the Outside Directors stated in the left column to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either (i) 10 million yen or (ii) the minimum amount provided for in Article 427, Paragraph 1 of the Act.

Masaharu Kohno	Yoshinobu Tsutsui	Katsuyoshi Shinbo
Eriko Sakurai

(4)    Indemnity Agreement

a.   Indemnity agreements with incumbent directors and corporate executive officers

Directors and Corporate Executive Officer’s Name			Summary of Indemnity Agreement
Takeshi Kunibe	Jun Ohta	Makoto Takashima

The Company has entered into indemnity agreements as set out under Article 430-2, Paragraph 1 of the Act with the directors and corporate executive officers stated in the left column, for them to be committed to making bold management decisions without flinching from potential pursuit of responsibility. Under the agreements, the following measures have been mainly taken to ensure that the appropriateness of the execution of duties by directors and corporate executive officers is not impaired.

(1)  The Company shall indemnify legal fees and other contentious expenses, which is stipulated in Article 430-2, Paragraph 1, Item 1 of the Act as “expenses incurred in response to suspected violations of laws and regulations in connection with the execution of duties or claims related to the pursuit of responsibility,” to the extent provided for by laws and regulations. However, the Company shall not indemnify any loss arising from “compensation for damages caused to a third party in connection with the execution of duties” as provided for in Item 2 of the said Paragraph.

(2)  After the payment of the indemnity to a director or corporate executive officer, if the Company comes to know that there is bad faith or gross negligence involved in the execution of his or her duties or other similar fact, the Company shall request him or her for the refund of whole or part of the indemnity paid.

Toru Nakashima	Teiko Kudo	Atsuhiko Inoue
Toshihiro Isshiki	Yasuyuki Kawasaki	Masayuki Matsumoto
Arthur M. Mitchell	Shozo Yamazaki	Masaharu Kohno
Yoshinobu Tsutsui	Katsuyoshi Shinbo	Eriko Sakurai
Masahiko Oshima	Toshikazu Yaku	Katsunori Tanizaki
Tetsuro Imaeda	Fumiharu Kozuka	Masamichi Koike
Shoji Masuda	Ryuji Nishisaki	Akihiro Fukutome
Muneo Kanamaru	Takashi Yamashita

b.   Matters concerning the fulfillment of the indemnity agreement, etc.

      Not applicable.

(5)    Matters Concerning Directors and Officers Liability Insurance Contract

Scope of the Insured	Summary of the Directors and Officers Liability Insurance Contract
Directors, Corporate Executive Officers and Executive Officers of the Company

The Company has entered into a Directors and Officers liability insurance contract as set out under Article 430-3, Paragraph 1 of the Act with an insurance company, for directors and officers, etc. of the Company or its subsidiary to be committed to making bold management decisions without flinching from potential pursuit of responsibility. Under the contract, the insured shall be covered for damages by bearing costs of compensation for damages and contentious expenses as a result of claims for damages arising from acts (including omissions) committed by the insured in the course of his or her duties as director or officer, etc. of the Company or its subsidiaries. However, this insurance excludes damages incurred by the insured as a result of his or her own criminal conduct, illegal act committed knowingly by the insured, or his or her gaining of benefits or providing others with benefits in an illegal manner, as measures to ensure that the appropriateness of the execution of duties by directors or officers, etc. is not impaired.

Directors, Corporate Auditors and Executive Officers of the following subsidiaries of the Company:

Sumitomo Mitsui Banking Corporation,

SMBC Trust Bank Ltd.,

SMBC Nikko Securities Inc.,

Sumitomo Mitsui Card Company, Limited,

SMBC Finance Service Co., Ltd. and

The Japan Research Institute, Limited

3.    Matters regarding Outside Directors

(1)    Concurrent Positions and Other Details on Outside Directors

(As of March 31, 2022)
Name	Concurrent positions and other details
Masayuki Matsumoto	Special Advisor of Central Japan Railway Company
Arthur M. Mitchell	Director of KOMATSU LTD. (outside)
Masaharu Kohno	Director of DOUTOR • NICHIRES Holdings Co., Ltd. (outside)
Yoshinobu Tsutsui	Chairman of NIPPON LIFE INSURANCE COMPANY Director of Imperial Hotel, Ltd. (outside) Director of West Japan Railway Company (outside) Director of Panasonic Corporation (outside)
Katsuyoshi Shinbo	Director of Yakult Honsha Co., Ltd. (outside) Corporate Auditor of Mitsui Chemicals, Inc. (outside)
Eriko Sakurai	President and Representative Director of Dow Chemical Japan Limited Representative Director of Performance Materials Japan K. K. Director of Kao Corporation (outside)

(Notes)	1.	There is no other relationship to be disclosed between the Company and the companies or entities in which the Outside Directors of the Company concurrently serve.
	2.	Panasonic Corporation has changed its corporate name into Panasonic Holdings Corporation as of April 1, 2022.

(2)     Major Activities of Outside Directors

Name	Term of Office	Attendance of the Board of Directors meeting, etc.		Opinions issued at the Board of Directors meeting, etc. and other activities
Masayuki Matsumoto	4 years and 9 months	Board of Directors meetings Nominating Committee meetings Audit Committee meetings	10/10 6/6 15/15	On the basis of his expertise and experience in the area of corporate management and risk management, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Audit Committee as Chairman, while expressing proper suggestions and useful opinions at the Nominating Committee.
Arthur M. Mitchell	6 years and 9 months	Board of Directors meetings Nominating Committee meetings Compensation Committee meetings	10/10 6/6 6/6	On the basis of his expertise and experience in the areas of corporate management, financial business and international legal affairs, he participates in the deliberation at the Board of Directors from an objective standpoint, expressing proper suggestions and useful opinions at the Nominating Committee and the Compensation Committee.
Shozo Yamazaki	4 years and 9 months	Board of Directors meetings Audit Committee meetings Risk Committee meetings	10/10 15/15 4/4	On the basis of his expertise and experience in the area of financial accounting and risk management, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Risk Committee as Chairman, while expressing proper suggestions and useful opinions at the Audit Committee.
Masaharu Kohno	6 years and 9 months	Board of Directors meetings Nominating Committee meetings Risk Committee meetings Sustainability Committee meetings	10/10 6/6 4/4 2/2	On the basis of his expertise and experience in the area of diplomacy, risk management and sustainability promotion, he participates in the deliberation at the Board of Directors from an objective standpoint, while expressing proper suggestions and useful opinions at the Nominating Committee, the Risk Committee, and the Sustainability Committee.
Yoshinobu Tsutsui	4 years and 9 months	Board of Directors meetings Nominating Committee meetings Compensation Committee meetings	10/10 6/6 5/6	On the basis of his expertise and experience in the areas of corporate management and financial business, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Nominating Committee as Chairman, while expressing proper suggestions and useful opinions at the Compensation Committee.
Katsuyoshi Shinbo	4 years and 9 months	Board of Directors meetings Audit Committee meetings Compensation Committee meetings	10/10 15/15 6/6	On the basis of his expertise and experience in the legal affairs, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Compensation Committee as Chairman, while expressing proper suggestions and useful opinions at the Audit Committee.
Eriko Sakurai	6 years and 9 months	Board of Directors meetings Nominating Committee meetings Compensation Committee meetings Sustainability Committee meetings	10/10 6/6 6/6 2/2	On the basis of her expertise and experience in the global corporate management and sustainability promotion, she participates in the deliberation at the Board of Directors from an objective standpoint, and she leads the Sustainability Committee as Chairman, while expressing proper suggestions and useful opinions at the Nominating Committee and the Compensation Committee.

 (Note)    Periods of service of the Directors above of less than one month have been rounded down.

(3)    Compensation, etc. for Outside Directors

Unit: millions of yen

	Persons paid	Compensation, etc. paid by the Company	Compensation, etc. paid by parent company, etc. of the Company
Total amount of compensation, etc.	7	138	-

(Notes)	1. Amounts less than one million yen have been rounded down.
2. No expenses have been incurred in connection with the payment of bonuses to Outside Directors.

4.    Matters regarding Shares of the Company

(1)     Number of Shares

(Number of shares)
Total number of shares authorized to be issued
Common stock	3,000,000,000
Preferred stock (Type 5)	167,000
Preferred stock (Type 7)	167,000
Preferred stock (Type 8)	115,000
Preferred stock (Type 9)	115,000

Total number of shares issued
Common stock	1,374,362,102

(2)     Number of Shareholders as of March 31, 2022

(Number of shareholders)
Common stock	456,445

(3)     Major Shareholders

        Common Stock

Name of shareholder	Number of shares held and percentage of shares held
	Number of shares held (100 shares)	Percentage of shares held (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	2,348,200	17.12
Custody Bank of Japan, Ltd. (Trust Account)	790,850	5.76
NATSCUMCO	263,365	1.92
SSBTC CLIENT OMNIBUS ACCOUNT	235,551	1.71
STATE STREET BANK WEST CLIENT – TREATY 505234	231,312	1.68
Barclays Securities Japan Limited	186,662	1.36
JP Morgan Securities Japan Co., Ltd.	171,840	1.25
JP MORGAN CHASE BANK 385781	168,683	1.23
JAPAN SECURITIES FINANCE CO., LTD.	155,584	1.13
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	130,869	0.95

(Notes)	1.	Listed here are the top ten shareholders in terms of their respective ratio of stock holding against the total number of outstanding shares (excluding treasury shares).
	2.	Numbers of shares less than one hundred have been rounded down and the percentage of shares held has been rounded down to the nearest second decimal place.

(4)     Shares delivered to Executives

	Number of Executives who received the delivered shares	Type and number of shares
Directors (excluding Outside Directors) and Corporate Executive Officers	15	Common Stock	24,445
Outside Directors	0	Common Stock	0

5.    Matters regarding the Accounting Auditor

(1)	Accounting Auditor

Name	Compensation, etc. for the fiscal year	Other

KPMG AZSA LLC Toshihiro Otsuka Designated Limited Liability Partner Noriaki Habuto Designated Limited Liability Partner Kazuhide Niki Designated Limited Liability Partner	Compensation, etc. pertaining to the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act: 1,950 million yen

1. The Audit Committee confirmed and discussed the details of the audit plan, the status of performance of duties, and the basis for calculation of the estimate of compensation of the Accounting Auditor. As a result, the Audit Committee gave approval set forth in Article 399, Paragraphs 1 and 4 of the Companies Act for the compensation, etc. of the Accounting Auditor.

2. The Company paid the Accounting Auditor for general training for employees of internal audit departments, which fell outside the scope of the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act.

Of the above, compensation, etc. as Accounting Auditor: 297 million yen

(Notes)	1. Amounts less than one million yen have been rounded down.

2. The audit agreement between the Company and the Accounting Auditor does not and cannot practically distinguish between compensation, etc. for audits stipulated by the Companies Act and those stipulated by the Financial Instruments and Exchange Act. For this reason, “Of the above, compensation, etc. as Accounting Auditor” above includes the compensation, etc. amount for audits based on the Financial Instruments and Exchange Act.

3. Total amount of moneys and other financial benefits payable by the Company and subsidiaries (excluding unconsolidated subsidiaries) to the Accounting Auditor is 4,313 million yen. This total includes fund auditing compensation.

(2)	Liability Limitation Agreement

Not applicable.

(3)	Indemnity Agreement

Not applicable.

(4)	Other Matters regarding the Accounting Auditor

a.	Policy for Decisions on Dismissal or Nonreappointment of Accounting Auditor

The Audit Committee discusses whether to dismiss the Accounting Auditor where they fall under any of the grounds set forth in each item of Paragraph 1 of Article 340 of the Companies Act. In addition to that, when it is determined to be difficult for the Accounting Auditor to appropriately execute his or her duty, the Audit Committee discusses whether to forward a proposal for the dismissal or nonreappointment of the Accounting Auditor to the general meeting of shareholders in accordance with Article 404, Paragraph 2, Item 2 of the Companies Act.

b.

From among the Company’s significant subsidiaries, SMBC Bank International plc, SMBC Bank EU AG, Sumitomo Mitsui Banking Corporation (China) Limited, PT Bank BTPN Tbk and SMBC Americas Holdings, Inc. were audited by an Accounting Auditor other than the Company’s (or by person(s) with equivalent qualifications in foreign countries).

Consolidated Balance Sheet

(As of March 31, 2022)

Unit: millions of yen

Account	Amount	Account	Amount

(Assets)		(Liabilities)

Cash and due from banks	74,792,123	Deposits	148,585,460

Call loans and bills bought	1,965,134	Negotiable certificates of deposit	13,069,796

Receivables under resale agreements	6,035,507	Call money and bills sold	1,129,999

Receivables under securities borrowing transactions	5,649,632	Payables under repurchase agreements	19,359,965

Monetary claims bought	5,370,377	Payables under securities lending transactions	1,580,580

Trading assets	7,351,878	Commercial paper	1,866,366

Money held in trust	310	Trading liabilities	6,377,968

Securities	38,538,724	Borrowed money	18,877,990

Loans and bills discounted	90,834,056	Foreign exchanges	1,216,893

Foreign exchanges	2,812,104	Short-term bonds	442,000

Lease receivables and investment assets	228,608	Bonds	9,808,107

Other assets	10,175,873	Due to trust account	2,443,873

Tangible fixed assets	1,457,254	Other liabilities	8,415,621

Assets for rent	456,108	Reserve for employee bonuses	89,894

Buildings	357,930	Reserve for executive bonuses	4,064

Land	449,380	Net defined benefit liability	40,864

Lease assets	24,018	Reserve for executive retirement benefits	1,087

Construction in progress	26,991	Reserve for point service program	25,000

Other tangible fixed assets	142,824	Reserve for reimbursement of deposits	5,767

Intangible fixed assets	898,817	Reserve for losses on interest repayment	135,084

Software	460,468	Reserves under the special laws	3,902

Goodwill	320,640	Deferred tax liabilities	275,570

Lease assets	584	Deferred tax liabilities for land revaluation	29,193

Other intangible fixed assets	117,123	Acceptances and guarantees	11,722,239

Net defined benefit asset	623,045	Total liabilities	245,507,293

Deferred tax assets	66,720	(Net assets)

Customers’ liabilities for acceptances and guarantees	11,722,239	Capital stock	2,341,878

Reserve for possible loan losses	(817,784)	Capital surplus	693,664

		Retained earnings	6,916,468

		Treasury stock	(13,402)

		Total stockholders’ equity	9,938,608

		Net unrealized gains (losses) on other securities	1,632,080

		Net deferred gains (losses) on hedges	(80,061)

		Land revaluation excess	36,320

		Foreign currency translation adjustments	450,143

		Accumulated remeasurements of defined benefit plans	121,123

		Total accumulated other comprehensive income	2,159,606

		Stock acquisition rights	1,475

		Non-controlling interests	97,641

		Total net assets	12,197,331

Total assets	257,704,625	Total liabilities and net assets	257,704,625

Consolidated Statement of Income

(From April 1, 2021 to March 31, 2022)

Unit: millions of yen

Account	Amount
Ordinary income		4,111,127
Interest income	1,907,991
Interest on loans and discounts	1,367,464
Interest and dividends on securities	347,883
Interest on call loans and bills bought	15,563
Interest on receivables under resale agreements	6,166
Interest on receivables under securities borrowing transactions	1,068
Interest on deposits with banks	21,334
Interest on lease transactions	6,932
Interest on deferred payment	23,259
Other interest income	118,317
Trust fees	5,940
Fees and commissions	1,414,867
Trading income	101,293
Other operating income	369,898
Lease-related income	33,647
Other	336,250
Other income	311,136
Recoveries of written-off claims	13,552
Other	297,583
Ordinary expenses		3,070,505
Interest expenses	380,007
Interest on deposits	90,110
Interest on negotiable certificates of deposit	21,467
Interest on call money and bills sold	1,412
Interest on payables under repurchase agreements	5,872
Interest on payables under securities lending transactions	357
Interest on commercial paper	2,359
Interest on borrowed money	25,667
Interest on short-term bonds	10
Interest on bonds	212,920
Other interest expenses	19,829
Fees and commissions payments	215,332
Trading losses	130
Other operating expenses	259,015
Lease-related expenses	24,989
Other	234,026
General and administrative expenses	1,821,125
Other expenses	394,893
Provision for reserve for possible loan losses	180,004
Other	214,889
Ordinary profit		1,040,621
Extraordinary gains		1,707
Gains on disposal of fixed assets	1,707
Reversal of reserve for eventual future operating losses from financial instruments transactions	0
Extraordinary losses		112,740
Losses on disposal of fixed assets	3,820
Losses on impairment of fixed assets	108,920
Income before income taxes		929,588
Income taxes-current	241,259
Income taxes-deferred	(26,724)
Income taxes		214,535
Profit		715,052
Profit attributable to non-controlling interests		8,421
Profit attributable to owners of parent		706,631

Consolidated Statement of Changes in Net Assets

(From April 1, 2021 to March 31, 2022)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity

Balance at April 1, 2021	2,341,274	693,205	6,492,586	(13,698)	9,513,367

Cumulative effects of changes in accounting policies			(8,502)		(8,502)

Restated balance	2,341,274	693,205	6,484,083	(13,698)	9,504,865

Changes in the fiscal year

Issuance of new stock	603	603			1,207

Cash dividends			(274,127)		(274,127)

Profit attributable to owners of parent			706,631		706,631

Purchase of treasury stock				(74)	(74)

Disposal of treasury stock		(50)		370	320

Changes in shareholders’ interest due to transaction with non-controlling interests		(144)			(144)

Reversal of land revaluation excess			(68)		(68)

Transfer from retained earnings to capital surplus		50	(50)		–

Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	603	459	432,384	296	433,743

Balance at March 31, 2022	2,341,878	693,664	6,916,468	(13,402)	9,938,608

	Accumulated other comprehensive income						Stock acquisition rights	Non- controlling interests	Total net assets
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasure- ments of defined benefit plans	Total accumulated other comprehen- sive income

Balance at April 1, 2021	2,094,605	14,723	36,251	40,390	127,080	2,313,051	1,791	70,836	11,899,046

Cumulative effects of changes in accounting policies									(8,502)

Restated balance	2,094,605	14,723	36,251	40,390	127,080	2,313,051	1,791	70,836	11,890,544

Changes in the fiscal year

Issuance of new stock									1,207

Cash dividends									(274,127)

Profit attributable to owners of parent									706,631

Purchase of treasury stock									(74)

Disposal of treasury stock									320

Changes in shareholders’ interest due to transaction with non-controlling interests									(144)

Reversal of land revaluation excess									(68)

Transfer from retained earnings to capital surplus									–

Net changes in items other than stockholders’ equity in the fiscal year	(462,524)	(94,785)	68	409,753	(5,957)	(153,444)	(316)	26,805	(126,955)

Net changes in the fiscal year	(462,524)	(94,785)	68	409,753	(5,957)	(153,444)	(316)	26,805	306,787

Balance at March 31, 2022	1,632,080	(80,061)	36,320	450,143	121,123	2,159,606	1,475	97,641	12,197,331

Non-Consolidated Balance Sheet

(As of March 31, 2022)

Unit: millions of yen

Account	Amount	Account	Amount

(Assets)		(Liabilities)

Current assets	1,416,534	Current liabilities	2,512,921

Cash and due from banks	319,147	Short-term borrowings	1,508,030

Prepaid expenses	713	Accounts payable	14,903

Accrued income	47,870	Accrued expenses	47,993

Accrued income tax refunds	28,074	Income taxes payable	13

Current portion of long-term loans receivable from subsidiaries and affiliates	936,602	Business office taxes payable	48

Other current assets	84,127	Reserve for employee bonuses	744

		Reserve for executive bonuses	529

		Current portion of bonds payable	936,602

Fixed assets	14,836,553	Other current liabilities	4,055

Tangible fixed assets	71,344	Fixed liabilities	7,634,334

Buildings	38,824	Bonds	7,325,358

Land	31,454	Long-term borrowings	308,975

Equipment	964	Total liabilities	10,147,255

Construction in progress	100	(Net assets)

Intangible fixed assets	3,703	Stockholders’ equity	6,104,357

Software	3,703	Capital stock	2,341,878

Investments and other assets	14,761,505	Capital surplus	1,563,355

Investment securities	43	Capital reserve	1,563,355

Investments in subsidiaries and affiliates	6,625,337	Retained earnings	2,212,527

Long-term loans receivable from subsidiaries and affiliates	8,132,822	Other retained earnings	2,212,527

Long-term prepaid expenses	273	Voluntary reserve	30,420

Deferred tax assets	540	Retained earnings brought forward	2,182,107

Other	2,487	Treasury stock	(13,402)

		Stock acquisition rights	1,475

		Total net assets	6,105,832

Total assets	16,253,088	Total liabilities and net assets	16,253,088

Non-Consolidated Statement of Income

(From April 1, 2021 to March 31, 2022)

Unit: millions of yen

Account	Amount

Operating income		616,052

Dividends on investments in subsidiaries and affiliates	422,366

Fees and commissions received from subsidiaries and affiliates	9,481

Interest on loans receivable from subsidiaries and affiliates	184,204

Operating expenses		212,653

General and administrative expenses	34,499

Interest on bonds	172,901

Interest on long-term borrowings	5,252

Operating profit		403,398

Non-operating income		146

Interest income on deposits	9

Fees and commissions income	0

Other non-operating income	136

Non-operating expenses		10,539

Interest on short-term borrowings	4,735

Fees and commissions payments	130

Amortization of bond issuance cost	5,088

Other non-operating expenses	585

Ordinary profit		393,006

Extraordinary losses		5,490

Losses on valuation of investment securities	2,798

Losses on valuation of stocks of subsidiaries and affiliates	2,692

Income before income taxes		387,515

Income taxes-current	(7,584)

Income taxes-deferred	(67)

Total income taxes		(7,651)

Net income		395,167

Non-Consolidated Statement of Changes in Net Assets

(From April 1, 2021 to March 31, 2022)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus
		Capital reserve	Other capital surplus	Total capital surplus

Balance at April 1, 2021	2,341,274	1,562,751	–	1,562,751

Changes in the fiscal year

Issuance of new stock	603	603		603

Cash dividends

Net income

Purchase of treasury stock

Disposal of treasury stock			(50)	(50)

Transfer from retained earnings to capital surplus			50	50

Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	603	603	–	603

Balance at March 31, 2022	2,341,878	1,563,355	–	1,563,355

	Stockholders’ equity					Stock acquisition rights	Total net assets
	Retained earnings			Treasury stock	Total stockholders’ equity
	Other retained earnings		Total retained earnings
	Voluntary reserve	Retained earnings brought forward

Balance at April 1, 2021	30,420	2,061,118	2,091,538	(13,698)	5,981,865	1,791	5,983,656

Changes in the fiscal year

Issuance of new stock					1,207		1,207

Cash dividends		(274,127)	(274,127)		(274,127)		(274,127)

Net income		395,167	395,167		395,167		395,167

Purchase of treasury stock				(74)	(74)		(74)

Disposal of treasury stock				370	320		320

Transfer from retained earnings to capital surplus		(50)	(50)		–		–

Net changes in items other than stockholders’ equity in the fiscal year						(316)	(316)

Net changes in the fiscal year	–	120,989	120,989	296	122,492	(316)	122,176

Balance at March 31, 2022	30,420	2,182,107	2,212,527	(13,402)	6,104,357	1,475	6,105,832

[This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan provided for the convenience of the reader.]

Independent Auditor’s Report

May 10, 2022

To the Board of Directors of
Sumitomo Mitsui Financial Group, Inc.:
KPMG AZSA LLC
Tokyo Office, Japan

Toshihiro Otsuka
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Noriaki Habuto
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Kazuhide Niki
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Opinion

We have audited the financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, a summary of significant accounting policies and other explanatory information, and the accompanying supplementary schedules (“the financial statements and the accompanying supplementary schedules”) of Sumitomo Mitsui Financial Group, Inc. (“the Company”) as at March 31, 2022 and for the year from April 1, 2021 to March 31, 2022 in accordance with Article 436-2-1 of the Companies Act.

In our opinion, the financial statements and the accompanying supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the financial statements and the accompanying supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements and the Accompanying Supplementary Schedules section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The Audit Committee is responsible for overseeing the directors and the corporate executive officers’ performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information.

Our opinion on the financial statements and the accompanying supplementary schedules does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements and the accompanying supplementary schedules, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements and the accompanying supplementary schedules or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and The Audit Committee for the Financial Statements and the Accompanying Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the accompanying supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the accompanying supplementary schedules that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements and the accompanying supplementary schedules, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for overseeing the directors and the corporate executive officers’ performance of their duties with regard to the design, implementation and maintenance of the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements and the Accompanying Supplementary Schedules

Our objectives are to obtain reasonable assurance about whether the financial statements and the accompanying supplementary schedules as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements and the accompanying supplementary schedules.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements and the accompanying supplementary schedules, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The selection and application of audit procedures depends on the auditor’s judgment.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements and the accompanying supplementary schedules or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate whether the presentation and disclosures in the financial statements and the accompanying supplementary schedules are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the financial statements and the accompanying supplementary schedules, including the disclosures, and whether the financial statements and the accompanying supplementary schedules represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with The Audit Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide The Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

We do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[English Translation of the Audit Committee’s report Originally Issued in the Japanese Language]

Audit Report

The Audit Committee has audited the execution of duties by Directors and Corporate Executive Officers of the Company for the 20th fiscal year from April 1, 2021 to March 31, 2022, and hereby reports the method and the results of the audit as follows:

1.	Auditing Method and Details Thereof

The Audit Committee periodically received reports from the Directors, Corporate Executive Officers and other relevant personnel with respect to the content of resolutions made by the Board of Directors regarding matters prescribed by Article 416, Paragraph 1, Item 1 (b) and (e) of the Companies Act of Japan, and with respect to the status of establishment and operations of the systems that have been developed in compliance with such resolutions (internal control systems), sought their explanations as necessary, and expressed an opinion. In addition, the Audit Committee conducted audits based on the following methods.

1)

In accordance with the auditing policies, including allocation of duties established by the Audit Committee, the Audit Committee attended important meetings, received reports from the Directors, Corporate Executive Officers and other relevant personnel on matters regarding the execution of their duties, sought explanations as necessary, inspected important internal-approval documents, and examined the operations and financial position of the Company, by deploying the department in charge of internal audits and in cooperation with the internal control departments of the Company. As for the subsidiaries of the Company, the Audit Committee shared information with the Directors and the Corporate Auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. In regard to the Company’s internal control over financial reporting, the Audit Committee received reports on the assessment of such internal control from the Directors, Corporate Executive Officers and other relevant personnel and reports on the status of audit thereof from KPMG AZSA LLC, and also sought their explanations as necessary.

2)

The Audit Committee monitored and examined whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. The Audit Committee also received notification from the Accounting Auditor that the “System for ensuring appropriate execution of the duties of the Accounting Auditor” (as enumerated in each Item of Article 131 of the Company Accounting Regulation Ordinance) has been prepared in accordance with the “Quality Control Standards for Auditing” (issued by the Business Accounting Council on October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the foregoing method, the Audit Committee reviewed the business report and the supplementary schedules, the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets) as well as the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, and non-consolidated statement of changes in net assets) and supplementary schedules thereto.

2.	Audit Results
(1)	Audit Results on the Business Report, etc.
1)

In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations as well as the Articles of Incorporation of the Company.

2)

We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of the Company, related to performance of duties by the Directors and Corporate Executive Officers.

3)

In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate. In addition, we have found no matters on which to remark in regard to the content of the Business Report and the execution of duties by the Directors and Corporate Executive Officers regarding the internal control systems including the internal control over financial reporting. In regard to the case in which SMBC Nikko Securities Inc., consolidated subsidiary of the Company, was indicted on suspicion of violating Financial Instruments and Exchange Act, as described in Business Report, we will closely monitor the internal investigation by SMBC Nikko Securities Inc., and its efforts to strengthen the internal management system, etc.

(2)	Results of Audit of the Consolidated Financial statements

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

(3)	Results of Audit of the Non-Consolidated Financial statements and Supplementary Schedules

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

May 10, 2022

The Audit Committee of Sumitomo Mitsui Financial Group, Inc.

Audit Committee Member	Masayuki Matsumoto (Seal)
Audit Committee Member	Shozo Yamazaki (Seal)
Audit Committee Member	Katsuyoshi Shinbo (Seal)
Audit Committee Member	Atsuhiko Inoue (Seal)
Audit Committee Member	Toshihiro Isshiki (Seal)

(Note)	Messrs. Masayuki Matsumoto, Shozo Yamazaki and Katsuyoshi Shinbo are Outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act of Japan.